Exhibit 99.1

For immediate release

Nexen Provides Long Lake Project Update

Calgary, Alberta, February 9, 2011 - To coincide with the quarterly earnings release of OPTI Canada Inc., Nexen provides the following Long Lake project update.

In the fourth quarter, bitumen volumes increased by 10% over the previous quarter to 28,100 bbls/d (gross). The following table shows the progress we’ve made over the last two years.

	Bitumen	Steam	Operating Costs	Unit
	Production (Gross)	Injection (Gross)	Incurred 1 (Net)	Operating Costs 2
	bbls/d	bbls/d	$mm	$/bbl
2010
Q4	28,100	158,000	98	86
Q3	25,700	146,000	94	85
Q2	24,900	137,000	91	90
Q1	18,700	114,000	92	154

2009
Q4	13,600	77,000	88	150
Q3	8,500	48,000	85	180
Q2	14,300	75,000	71	160
Q1	12,500	66,000	84	220

1 Includes all operating costs incurred during the quarter, including start-up costs which were capitalized in 2009.
2 Unit operating costs are based on volumes sold and exclude activities related to third party bitumen purchased, processed and sold.

Bitumen volumes have more than doubled following the successful facility turnaround in the third quarter of 2009 when we replaced valves in the water treatment system, cleaned out the hot lime softeners and isolated the water treatment trains. Absolute operating costs increased about 10% year-over-year as we added resources to improve operating reliability of the SAGD and upgrader. During 2010, they have remained relatively constant. We expect them to remain relatively flat as we ramp-up to full capacity, with declines in ramp-up related costs offsetting increases in variable costs. We expect unit operating costs to be $25 to $30 per barrel at full capacity.

In December, the project produced 29,000 bbls/d, matching our previous monthly high achieved in October. We generated positive operating cash flow for the month, the second time we have achieved this milestone. January production has averaged 27,000 bbls/d, reflecting steam interruptions and downhole pump failures.

During December and January, we injected our highest steam volumes of 172,000 and 156,000 bbls/d, respectively. While fluid returns have risen, the bitumen production has not increased proportional to the steam injection. While some lag between steam increasing and bitumen production increasing is expected, we also believe some of the steam is heating high water saturation zones. Our experience on the pilot wells and Pad 7N has given us the confidence that once these zones are heated, bitumen rates and steam to oil ratios (SORs) should improve. Our geologic data analysis indicates higher water saturation zones make up only 3 to 5% of our reservoir by volume.

Our three pilot wells were drilled on an area of the lease with a higher concentration of these zones. The SOR on these wells initially declined to under 4, and then began to rise as the steam encountered these zones. The pilot was temporarily suspended in 2006. With the start-up of the commercial SAGD operation in 2008, we re-heated the pilot wells and after steaming through the zone of higher water saturation, two of those wells are now producing in line with our design expectations of 700 bbls/d per well pair of oil at an SOR of 3.0, while the third well is restricted due to mechanical well bore issues.

We also saw this behavior on Pad 7N, which is located on some of our highest quality reservoir. Once again, after ramping-up quickly, bitumen volumes stopped growing and SORs rose as we encountered a high water saturation zone. Once we steamed through it, performance improved and now it is, as expected, our best performing pad with five wells averaging 1,200 bbls/d per well pair at an SOR of 2.3.

Our experiences with the pilot wells and Pad 7N have provided us with valuable knowledge in dealing with our reservoir. We’ve learned that it’s important to continue to inject consistent steam when we encounter these high water saturation zones and to lift all produced fluids with appropriate pumping and water-handling capacity. While we heat through them, there are times when we are returning up to 10% more water than we are injecting as opposed to the more usual 5 to 10% water losses. This occurs as the steam displaces formation water in these zones. As we currently have limited water disposal capacity this results in the need to limit production of fluids to achieve overall water balance with a resulting impact on bitumen volumes. We expect to increase our water disposal capacity in the next few months using existing disposal well capacity and low cost de-bottlenecking of facilities.

Various initiatives are underway to move us towards achieving our expectations of 600 to 800 bbls/d per well pair of bitumen at an SOR of 3 to 4. The increased reliability and availability of steam is allowing us to heat through these high water saturation zones faster. The expansion of our gas inlet capacity will allow us to generate more steam, with more consistent fuel availability independent of day-to-day upgrader operations. Pads 12 and 13 will be available for start-up next year, and the addition of two once-through steam generators will increase our steam capacity by late next year. In the meantime, bitumen rates and SORs will be variable as we steam through these zones with higher water saturations.

“The insight we gained from operating the three pilot wells and Pad 7N, and continuing to follow our convictions that zones with higher water saturation can be overcome has confirmed that our operating strategy is sound. And with the various initiatives we have underway, we have confidence we’ll get the upgrader full,” commented Marvin Romanow, President and CEO. “We are confident our company-wide production guidance for the year continues to be reasonable, despite downside risk to our production guidance at Long Lake due to variable volumes and SORs during our ramp-up.”

Conference Call – Long Lake Operations Update

Marvin Romanow, President and CEO and Kevin Reinhart, Executive Vice President and CFO will host a conference call to discuss the Long Lake project progress. A separate conference call to discuss the company’s 4th quarter results and other operations will be held on February 17th.

Date: February 10, 2011
Time: 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time)

To listen to the conference call, please call one of the following:

416-340-2216 (Toronto)
866-226-1792 (North American toll-free)
800-9559-6849 (Global toll-free)

A replay of the call will be available for two weeks starting at 9:00 a.m. Mountain Time, by calling 905-694-9451 (Toronto) or 800-408-3053 (toll-free) passcode 5348161 followed by the pound sign.

A live and on demand webcast of the conference call will be available at www.nexeninc.com.

For investor relations inquiries, please contact: Tim Chatten, P.Eng Analyst, Investor Relations (403) 699-4244	For media and general inquiries, please contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-6291

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com

Conference Call – Quarterly Earnings

Marvin Romanow, President and CEO, and Kevin Reinhart, Executive Vice President and CFO, will host a separate conference call to discuss our fourth quarter and year end financial and operating results and expectations for the future.

Date: February 17, 2011
Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

To listen to the conference call, please call one of the following:

416-695-6616 (Toronto)
800-355-4959 (North American toll-free)
800-6578-9898 (Global toll-free)

A replay of the call will be available for two weeks starting at 9:00 a.m. Mountain Time, by calling 905-694-9451 (Toronto) or 800-408-3053 (toll-free) passcode 5120438 followed by the pound sign.

A live and on demand webcast of the conference call will be available at www.nexeninc.com.

Forward-Looking Statements

Certain statements in this report constitute “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995) or “forward-looking information” (within the meaning of applicable Canadian securities legislation). Such statements or information (together “forward-looking statements”) are generally identifiable by the forward-looking terminology used such as “anticipate”, “believe”, “intend”, “plan”, “expect”, “estimate”, “budget”, “outlook”, “forecast” or other similar words and include statements relating to or associated with individual wells, regions or projects. Any statements as to possible future crude oil or natural gas prices; future production levels; future capital expenditures, their timing and their allocation to exploration and development activities; future earnings; future asset acquisitions or dispositions; future sources of funding for our capital program; future debt levels; availability of committed credit facilities; possible commerciality; development plans or capacity expansions; the expectation that we have the ability to substantially grow production at our oilsands facilities through controlled expansions; the expectation of achieving the production design rates from our oilsands facilities; the expectation that our oilsands production facilities continue to develop better and more sustainable practices; the expectation of cheaper and more technologically advanced operations; the expected timing and associated production impact of facilities turnarounds and maintenance; the expectation that we can continue to operate our offshore exploration, development and production facilities safely and profitably; future ability to execute dispositions of assets or businesses; future sources of liquidity, cash flows and their uses; future drilling of new wells; ultimate recoverability of current and long-term assets; ultimate recoverability of reserves or resources; expected finding and development costs; expected operating costs; future cost recovery oil revenues from our Yemen operations; estimates on a per share basis; future foreign currency exchange rates; future expenditures and future allowances relating to environmental matters; dates by which certain areas will be developed, come on stream, or reach expected operating capacity; and, changes in any of the foregoing are forward-looking statements. Statements relating to “reserves” or “resources” are forward-looking statements, as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for oil and gas; our ability to explore, develop, produce, upgrade and transport crude oil and natural gas to markets; ultimate effectiveness of design or design modifications to facilities; the results of exploration and development drilling and related activities; the cumulative impact of oilsands development on the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; the availability of pipeline and global refining capacity; risks inherent to the operation of any large, complex refinery units, especially the integration between production operations and an upgrader facility; availability of third-party bitumen for use in our oilsands production facilities; labour and material shortages; risk related to accidents, blowouts and spills in connection with our offshore exploration, development and production activities, particularly our deepwater activities; direct and indirect risk related to the imposition of moratoriums, suspensions or cancellations on our offshore exploration, development and production operations, particularly our deepwater activities; the impact of severe weather on our offshore exploration, development and production activities, particularly our deepwater activities; the effectiveness and reliability of our technology in harsh and unpredictable environments; risks related to the actions of our agents and contractors; volatility in energy trading markets; foreign-currency exchange rates; economic conditions in the countries and regions in which we carry on business; governmental actions including changes to taxes or royalties, changes in environmental and other laws and regulations including, without limitation, those related to our offshore exploration, development and production activities; renegotiations of contracts; results of litigation, arbitration or regulatory proceedings; and political uncertainty, including actions by terrorists, insurgent or other groups, or other armed conflict, including conflict between states; and other factors, many of which are beyond our control. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on our assessment of all information at that time.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Undue reliance should not be placed on the statements contained herein, which are made as of the date hereof and, except as required by law, Nexen undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers should also refer to Items 1A and 7A in our 2009 Annual Report on Form 10-K and Part II, Item 1A in our second quarter 2010 Quarterly Report on Form 10-Q for further discussion of the risk factors.